SCHEDULE 13G

Amendment No. 0
COMPASS THERAPEUTICS INC
COMMON STOCK
Cusip #NONE
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip #NONE
Item 1: Reporting Person - Errik Anderson
Item 2: (a)  [x]
        (b)  [ ]
Item 4: United States
Item 5: 3,244,729
Item 6: 0
Item 7: 3,244,729
Item 8: 0
Item 9: 3,244,729
Item 11: 6.2%
Item 12: IN

Cusip #NONE
Item 1: Reporting Person - GTP AW Fund I, LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: New Hampshire
Item 5: 0
Item 6: 1,661,899
Item 7: 0
Item 8: 1,661,899
Item 9: 1,661,899
Item 11: 3.2%
Item 12: PN

Cusip #NONE
Item 1: Reporting Person - GTP AW Fund II, LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: New Hampshire
Item 5: 0
Item 6: 383,642
Item 7: 0
Item 8: 383,642
Item 9: 383,642
Item 11: 0.7%
Item 12: PN


Item 1(a). Name of Issuer:

COMPASS THERAPEUTICS INC

Item 1(b). Address of Issuer's Principal Executive Offices:

245 First Street, 3rd Floor
Cambridge, MA 02142
US

Item 2(a). Name of Person Filing:

Errik Anderson

Item 2(b). Address or Principal Business Office or, if None, Residence:

44 South Main Street, 3RD Floor, Hanover, NH 03755

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

COMMON STOCK

Item 2(e). CUSIP Number:

NONE

Item 3. Not Applicable

Item 4. Ownership

(a) Amount Beneficially Owned: 5,290,270 SHARES IN AGGREGATE

(b) Percent of Class: 10.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 3,244,729

(ii) shared power to vote or to direct the vote: 2,045,541

(iii) sole power to dispose or to direct the disposition of: 3,244,729

(iv) shared power to dispose or to direct the disposition of: 2,045,541


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of COMPASS THERAPEUTICS INC.No one other person's interest in the COMMON STOCK of COMPASS THERAPEUTICS INC is more than five percent of the total outstanding COMMON STOCK.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2020
Date

/s/ Errik B. Anderson
Signature

GTP AW Fund I, LLC
/s/ Errik B. Anderson
Signature
Managing Partner
Title

GTP AW Fund II, LLC
/s/ Errik B. Anderson
Signature
Managing Partner
Title